360 Sports, Inc. 244 5th Avenue, Suite R260, New York, NY 10001 Phone: 917-719-1360 www.360sportsinc.com

Friday, April 1, 2016

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:
360 Sports, Inc.
Form 1A Offering Statement
File No. 024-10517

Dear Mr. Dobbie:

On behalf of 360 Sports, Inc., I am excited and grateful for the opportunity to formaly request the acceleration of the effective date and time of our Form 1A Offering Statement, as referenced above, to 12:00 p.m., Eastern Time on Monday, April 4, 2016, or as soon as practicable.

In making this request, 360 Sports, Inc. acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve 360 Sports, Inc. from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
  360 Sports, Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please contact me at (917) 719-1360. In addition, I want to thank you an Ada for seeing us through the examination process. Thank you! :-)

Sincerely,

/s/ Robert F. Licopoli

Robert F. Licopoli
Founder and Chief Executive Officer
360 Sports, Inc.